Exhibit 99.1

                                 October 1, 1998




Board of Directors
Steel of West Virginia, Inc.
17th Street & Second Avenue
Huntington, WV  25703

Gentlemen:

     I am writing to you today as investment manager for shareholders of your firm who currently control approximately 438,000 shares. I am concerned about shareholder value, not just for my clients, but for all Steel of West Virginia shareholders, and I am disappointed that the Board of Directors has failed to act boldly on behalf of its shareholders. Although the company has the ability to generate significant cash flow due to its superior products and market position, the events of the last three years show that this board has taken a "wait and see" approach that has not been accepted by investors.

     These are the items that I am asking the board to consider:

     1. The repurchase of shares is critical to the process of increasing shareholder value. First of all, Steel of West Virginia's board has to send a loud and clear message: we believe in this company, its prospects, and our leadership. The board should approve a repurchase of at least 400,000 shares, to be funded by operations. This firm's consistent ability to deliver below industry ROE, ROA, and shareholder value means that, outside of maintenance capital expenditures, no funds should be expended to increase capacity.

     2. The board should also consider paying a small dividend, once the share repurchase is well along. This will broaden the company's appeal to retail investors and allow certain types of institutional investors to own the stock. A $.12 annual dividend would cost the company $672,000 per year (assuming repurchase of the 400,000 shares).

     3. Board members should also have more of their own dollars invested in the stock. That is an additional way to ensure that shareholder interests will be taken seriously.


     Consideration of the above points is critical if this company is ever to achieve its potential. I look forward to your response and would expect a reply by October 31, 1998.

                              Very truly yours,


                              /s/ David A. Corbin
                              David A. Corbin, CFA
                              President & Chief Investment Officer